Mail Stop 3561

November 27, 2007

Mr. Jason G. Weiss
Chief Executive Officer
Aldabra 2 Acquisition Corp.
540 Madison Avenue, 17th Floor
New York, NY 10022

> **Re:** **Aldabra 2 Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 26, 2007**
> **File No. 001-33541**

Dear Mr. Weiss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include Aldabra 2 Acquisition Corp's ("Aldabra") website address in an

appropriate location in the proxy statement.

2.   Please provide the disclosure required by Item 5 of Schedule 14A. This information should be included in the summary.

3.   Please provide the disclosure required by Item 23 of Schedule 14A or advise us why the disclosure is not necessary.

4.   In the appropriate places, please disclose in more detail the role or relationship of Madison Dearborn Partners and OfficeMax with BPP.

5.   Please consider adding a diagram showing the corporate structure of Boise Paper Products and the other companies to better help the investors understand the acquisition transaction and the resulting combined company.

6.   Please provide, in the appropriate section, more details of OfficeMax's indemnification obligations pursuit to the 2004 Purchase and Sales Agreement. In particular, please disclose the amounts and other significant terms, including how long such indemnification will occur. Also, please disclose the amounts OfficeMax has had to indemnify BPP since 2004 for litigation and other liabilities.

7.   Please provide the disclosure required by Items 402 and 404 of Regulation S-K, as if the private operating company, Boise Paper Products ("BPP"), were completing its initial public offering.

Summary of the Proxy Statement, page 1

Purchase Price, page 3

8.   Please provide an alternate purchase price scenario on page 4 that provides for the maximum conversion of 39.99% of the IPO shares.

9.   We note that the purchase agreement provides that the seller will not receive shares that would cause it to hold in excess of 49% of Aldabra's common stock immediately following the closing of the acquisition. Address, in an appropriate location in the proxy statement, the funding necessary to compensate (cash or notes) for any shares issued in excess of 49% of the outstanding shares of Aldabra 2. We note your disclosure on page 88 that if greater than 30% of the IPO shares convert, then the cash paid to the Sellers will be replaced by shares. Clarify whether there could be a scenario in which 39.99% of the IPO shares convert and

there are no shares to issue to the seller as you have reached the maximum 49% of the outstanding shares that they can own. Address where the company expects the cash and/or note funding will come from.

Questions and Answers About the Proposals, page 13

How Do I Exercise My Conversion Rights?, page 15

10.   Please clearly explain the steps the stockholders have to take to exercise their conversion rights. Please also explain whether an investor can remedy an improperly executed demand for conversion.

Comparative Historical and Unaudited Pro Forma Per Share Information, page 26

11.   In accordance with Item 14(b)(10) of Schedule 14A, please revise to present BPP's income (loss) per share, pro forma income (loss) per share and cash dividends declared per share for the most recent fiscal year and subsequent interim period.

Risk Factors, page 27

12.   Please add a risk factor relating to the risks associated with your corporate existence ceasing on June 19, 2009 and the liquidation process and with potential claims that could be brought against the trust.

13.   Revise risk factor 2 to address in more detail the restrictions on your business activities pursuant to the terms of the Investor Rights Agreement.

14.   Please revise risk factor 7 to indicate your expected annual debt service obligation if 39.99% of Aldabra's conversion rights are exercised.

15.   In addition to the long-term contract with OfficeMax to supply uncoated free sheet paper, please discuss the risks related to the possible termination of the long-term contracts with Abitibi and Forest Capital Partners, L.L.C.

16.   Please add a risk factor relating to affect on shareholders if the company is unable to be listed on the NYSE or the Nasdaq Global Market exchanges.

<u>Special Meeting of Endeavor Stockholders, page 41</u>

<u>Voting Your Shares, page 43</u>

17.   Please explain the statement on pages 43 and 44 that a failure to vote will have the
        same effect as a vote against adoption of the acquisition proposal. We note your
        statement in the your letter to shareholders that "the affirmative vote of the
        holders of a majority of the shares of Aldabra common stock outstanding as of the
        Record Date, voting in person or by proxy at the special meeting, is required to
        approve the Acquisition proposal …." It appears that the vote is only a majority
        of those present or represented by proxy and entitled to vote.

<u>The Acquisition Proposal, page 46</u>

<u>Background of the Acquisition, page 47</u>

18.   Please revise to clarify the criteria used to narrow the search from the 15 potential
        targets to the five potential targets including the Seller.

19.   Please indicate the time frame of your discussions with the 5 potential target
        companies with whom you entered into non-disclosure agreements.

20.   Revise to briefly describe the four other potential target companies with whom
        you entered into non-disclosure agreements. Also briefly indicate why you did
        not pursue additional discussions with the noted target companies.

21.   Please clarify whether Aldabra entered into any agreements with the entities
        through which you identified potential acquisition targets other than BPP. State
        whether any finder's fees were paid or will be paid, either by Aldabra, BPP, or the
        combined entity.

22.   Provide a more detailed discussion of the contacts made between Aldabra and
        MDP. For example, did any discussions concerning acquiring BPP occur
        between officers and directors of Aldabra and MDP, or their principals, prior to
        the formation of Aldabra or its offering going effective on June 19, 2007? Did
        Aldabra Acquisition Corporation ever consider acquiring BPP prior to acquiring
        Great Lakes Dredge & Dock Corporation?

23.   Please advise us whether the pre-existing relationships noted in the final
        paragraph on page 47 are all of the material pre-existing relationships between
        Aldabra 2 Acquisition, its management or any initial shareholders with MDP or
        its affiliates.

24.   Revise to indicate when Aldabra Acquisition Corporation approached Great
        Lakes Dredge & Dock Corporation regarding its merger.

25.   Please clarify the "other representatives" who participated in discussing valuation
        multiples with Mr. Weiss.

26.   Advise us of the nature of the financial analysis prepared by the seller and its
        financial advisors given to Mr. Weiss on July 12, 2007. We may have further
        comment.

27.   Discuss each meeting in detail. Describe the substance of all material discussions.
        Wherever possible, identify the individuals at each meeting.

28.   Describe, in greater detail, discussions during the period between August 8, 2007
        and August 29, 2007.

29.   Discuss the negotiations of the merger in greater detail. Please explain in detail
        how the final consideration for BPP was determined. Discuss whether and/or
        how Houlihan Lokey participated in determining the consideration to be paid to
        the Boise Cascade LLC.

30.   Address what information was provided to the board of directors regarding the
        proposed transaction on September 5, 2007 prior to the board's determination on
        September 6, 2007 to approve the acquisition.

31.   We note that Houlihan Lokey delivered a draft of its preliminary fairness opinion
        to the board of directors on August 29, 2007. Any presentations or reports
        prepared by management or Houlihan Lokey, prior to the board's determination
        on September 6, 2007 to approve the acquisition, should be described in
        reasonable detail, by date, indicating the nature of the presentation, information
        presented, recommendations and conclusions. Any materials, including reports,
        analyses, projections, talking papers and similar items which were prepared or
        presented at the board meetings should be supplementally provided to the staff.
        The disclosure should not be conclusory and should provide sufficient
        information so that the investors may determine whether the proposed merger is
        in their best interests.

32.   Disclose the methods used by the board in determining whether the acquisition
        consideration to be paid by Aldabra was fair from a financial point of view to its
        stockholders. What factors led Aldabra to offer $1.649 billion, then $1,625
        billion in enterprise value for BPP?

33.   Please revise to briefly indicate what was covered in the amendment to the
        purchase agreement which was executed on October 18, 2007.

34.   We note that Pali Capital and Lazard Freres & Co. provided advisory services to
        Aldabra in connection with the negotiation of the terms of the acquisition. Please
        revise to indicate the services provided and when these advisors participated in
        the acquisition negotiations.

Factors Considered by the Aldabra Board In Approving the Acquisition, page 52

35.   Please define "free cash flow."

36.   Please revise to elaborate on the "valuation of comparable companies" analysis
        and the discounted cash flow analysis that you engaged in to recommend
        shareholders vote for this transaction.

37.   We note your statement that the "Aldabra board of directors considered a wide
        range of business, financial, and other factors and believes that the non-exhaustive
        list of factors below strongly supports its … recommendation to approve the
        Acquisition." Please revise to clarify that your discussion addresses all the
        material factors considered by the board of directors.

38.   The recommendation of the board of directors should be substantially revised and
        expanded to provide a reasonably detailed discussion of the basis for the
        recommendation and a detailed analysis of the factors considered and conclusions
        reached. In addition, the discussion should provide any analyses and conclusions
        about each factor, and indicate whether the factor was favorable, unfavorable or
        neutral to the board's conclusion.

39.   Please briefly describe the future capital and operating projects that would
        provide an effective use for future warrant proceeds.

40.   For each valuation method, please describe in detail how the debt servicing
        obligations, in connection with the business combination, affect the board of
        directors' valuation of the company including its analysis of projected cash flows.

41.   We note that financial forecasts and estimates of BPP were provided to Aldabra.
        Please clarify how Aldabra used the financial forecasts and estimates in the
        valuation determination.

42.   Please provide a more detailed discussion of the consideration given to any

negative factors considered by the board of directors.

43.   Please clarify MDP's role and "continued partnering" with BPP in the future after the consummation of the business combination.

Required Vote, page 56

44.   The proxy statement states that Aldabra's insiders will vote their private shares in accordance with the majority of the IPO shares cast with respect to the Acquisition proposal. The insiders, however, do not have this restriction on any shares purchased on the open market. Please disclose the amounts of shares purchased on the open market by Aldabra's insiders. Also, please disclose, if known, how the insiders intend to vote the shares purchased in the open market.

Interests of Certain Persons in the Acquisition, page 57

45.   Please include disclosure with respect to all warrants, not just the insider warrants, held by Aldabra's officers and directors, would expire worthless if a business combination is not consummated within the time allotted. Specifically indicate the number of warrants held by the officers and directors along with the current market value.

46.   Specifically name those officers, to the extent known, that will enter into employment agreements. Also, we note that the compensation will not be determined until after the transaction. Provide clear disclosure that the investors will not have the information regarding compensation arrangements at the time they vote on the acquisition and the resultant risks.

47.   We note that Messrs. Leight and Weiss, along with their respective family trusts, and board members plan on purchasing securities of Aldabra on the open market prior to the vote. Please provide disclosure that if such purchases are made from stockholders likely to vote against the transaction or convert their shares, it is more likely that the business combination will succeed. Also, please disclose whether management of BPP is also planning on making such purchases.

48.   Please disclose the timing of Messrs. Leight and Weiss, along with their family trusts, investment in MDP funds. Specifically, did such investment occur prior to the formation of Aldabra?

49.   Please revise to indicate the amount of the "controlling stake" MDCP IV owned in the Seller.

The Purchase Agreement, page 59

Intellectual Property License Agreement, page 86

50.   Please specify the trademarks subject to the Intellectual Property License
        Agreement.

Acquisition Financing, page 88

51.   Name each entity providing these financing arrangements, to the extent known.

The Houlihan Lokey Fairness Opinion, page 95

52.   Please move the disclosure regarding the Houlihan Lokey Fairness Opinion to a
        section closely following the section "Factors Considered by the Aldabra Board in
        Approving the Acquisition".

53.   We note that Boise Cascade LLC provided financial forecasts and projections
        with respect to BPP for the years ended December 31, 2007 through 2012 to
        Houlihan Lokey. Supplementally provide us with these financial forecasts and
        projections. Please revise your proxy statement to disclose the financial forecasts
        or projections prepared by the management of the seller or provide us with a
        detailed analysis for any conclusion that the non-public information is not
        material and therefore need not be disclosed. We may have further comment.

54.   We note your disclosure that "Houlihan Lokey's opinion was furnished for the
        use and benefit of our board of directors in connection with its consideration of
        the Acquisition and was not intended to, and does not, confer any rights or
        remedies upon any other person, and it not intended to be used, and may not be
        used, for any other purpose, without Houlihan Lokey's prior written consent."
        We note the limitation on reliance by shareholders in the fairness opinion
        provided by Houlihan Lokey and the disclosure regarding such limitation in the
        section "The Houlihan Lokey Fairness Opinion." Because it is inconsistent with
        the disclosures relating to the opinion, the limitation should be deleted.
        Alternatively, disclose the basis for Houlihan Lokey's belief that shareholders
        cannot rely upon the opinion to support any claims against Houlihan Lokey
        arising under applicable state law (e.g., the inclusion of an express disclaimer in
        financial advisor's engagement letter with the company). Describe any applicable
        state-law authority regarding the availability of such a potential defense. In the
        absence of applicable state-law authority, disclose that the availability of such a

defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Houlihan Lokey would have no effect on the rights and responsibilities of either Houlihan Lokey or the board of directors under federal securities laws.

55.   Please disclose that Houlihan Lokey has consented to use of the opinion in the document.

56.   We note that Houlihan Lokey ("Houlihan") considered several different valuation methods in providing its fairness opinion. Please substantially revise your disclosure to explain more completely each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable.

57.   Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Houlihan and Aldabra, or their affiliates. Specifically indicate the amount of Houlihan Lokey's fee that was paid upon the execution of the engagement letter and the amount of the fee that was paid on the delivery of Houlihan Lokey's opinion.

58.   Please provide the basis for the estimated EBITDA for FY 2007 and 2008 projections.

59.   We note your table of the selected transactions. Explain how you determined that these transactions were comparable. Provide the revenues, net income (loss), assets, etc. for each comparable company in tabular format.

60.   Explain how the discount rate of 10-12% was determined. Please explain how BPP's estimated weighted average cost of capital was determined.

61.   Please revise to discuss in detail the analysis performed by Houlihan Lokey to determining that the fair market value of BPP is at least equal to 80% of the net assets of Aldabra 2 Acquisition.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 3 – Purchase Price Allocation, page 110

62.   Please revise to disclose the expected useful lives or amortization periods of significant assets acquired in the purchase business combination.

Note 4 – Adjustments to the Unaudited Pro Forma Balance Sheet, page 110

63.   In regards to adjustment k, show us where you have allocated purchase price to the new fiber contract with the Seller (i.e. terms based on a fully-owned segment relationship), the existing contract with Forest Capital Partners as disclosed on page 139 and the outsourcing services agreement disclosed on page 200.

Note 5 – Adjustments to the Unaudited Pro Forma Statements of Income, page113

64.   We reviewed your pro forma adjustments and it unclear how adjustments h and i are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact. In addition, infrequent or nonrecurring items included in the underlying historical financial statements of Aldabra 2 and BPP that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting you conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).

2008 Boise Paper Company Incentive and Performance Plan, page 123

65.   Provide the disclosure required by Item 10(a)(2)(iii) of Schedule 14A.

Other Information Related to Aldabra, page 129

Business of Aldabra, page 129

66.   Provide the disclosure required by Item 101(a)(1) of Regulation S-K. Provide a clear discussion of the structure of the company and its various entities. Also, provide a more detailed discussion of your business as required by Item 101(c) of Regulation S-K.

Offering Proceeds, page 129

67.   Please provide a detailed discussion of how the funds outside the trust were spent
        and, if the actual expenditures differed from the use of proceeds in the Form S-1,
        explain the reason.

Information About Boise Paper Products, page 137

68.   To provide an investor with a better understanding of BPP's capacity and
        production trends, consider providing manufacturing capacities for each fiscal
        year for which financial statements are presented.

Paper, page 137

69.   The proxy statement highlights the significance of growing the specialty and
        premium paper business, as opposed to the commodity paper products. Please
        provide figures to highlight what portion of BPP's uncoated free sheet paper
        business consists of value added grades of paper versus the commodity-type
        grades of paper.

70.   Please provide details of the long-term supply contract between the Seller and
        Forest Capital Partners, L.L.C.

71.   The proxy statement discloses that the agreement in which BPP receives or makes
        an additional payment to OfficeMax each year based on average price of uncoated
        free sheet paper will terminate after the merger. Please disclose the recent
        amounts paid to or received from OfficeMax under this agreement.

Packaging & Newsprint, page 141

Raw Materials and Input Costs, page 143

72.   Please disclose if any of the long-term market based contracts for fiber for the
        newsprint segment is material. If so, please provide details of any such
        agreement.

Corporate and Other Segment, page 145

73.   Please provide a more thorough description of the "Corporate and Other
        Segment," as required by Item 101(c) of Regulation S-K. Also, please explain
        why the transportation business is grouped with general corporate administration
        functions. See also page 150.

Boise Paper Product's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 147

74.	The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of the proxy statement. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, Securities Act Release No. 8350 (December 19, 2003), at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Results of Operations, page 156

75.	Please revise your disclosure for each period to quantify underlying material activities that generate expense variances between periods. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. For example, quantify each of the higher input costs of purchased pulp and energy and increased maintenance costs.

Industry Mergers and Acquisitions, page 164

76.	In January of 2007, the sole customer of BPP's newsprint business, Abitibi, announced its intent to merge with Bowater Incorporated. Please address the terms of any cancellation provision in BPP's long-term contract with Abitibi. Also, please quantify the impact of any possible cancellation or non-renewal of the sales contract with Abitibi should it or its successor chose to do so.

Divestitures, page 165

77.	Please provide an estimate of the value of Vancouver, Washington, converting plant. Also, please provide the estimated costs of closing BPP's Salem, Oregon, converting facility.

Liquidity and Capital Resources

Historical, page 165

78.   For each period presented, please revise your disclosures to include an analysis of
        the components of operating cash flows that explains the significant period-to-
        period variations in working capital line items (e.g. provide an explanation of the
        significant change in your receivables, inventory, accounts payable and accrued
        liabilities). Your analysis of cash flows should not merely recite information
        presented in the consolidated statement of cash flows. Please refer to the SEC's
        Interpretation: Commission Guidance Regarding Management's Discussion and
        Analysis of Financial Condition and Results of Operations [Release No. 33-8350,
        <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and
        capital resources.

Following the Acquisition, page 167

79.   Considering your estimates of cash required for interest payments as disclosed on
        page 171 and new debt incurred as part of the transaction disclosed herein, please
        revise to include a discussion of the annual cash outflow that will be required to
        service this new debt and additional debt if 39.99% of IPO shareholders convert
        their shares.

Contractual Obligations, page 169

80.   Please consider providing a table of the company's debt agreements after giving
        effect to the acquisition showing the names of the lending institutions, a summary
        of the terms of the agreements, and outstanding balances as appropriate.

Beneficial Ownership of Securities, page 196

81.   For each entity listed in the table, please provide the name(s) of the natural
        person(s) that have ultimate voting or dispositive control of shares attributable to
        Aldabra.

Certain Relationships and Related Party Transactions, page 198

Agreements with Officers and Directors, page 199

82.   Please specify any out-of-pocket business expenses incurred by officers or
        directors that will be reimbursed by Aldabra.

Aldabra 2 Interim Financial Statements

General

83.   Please update your financial statements in accordance with Rule 3-12 of
        Regulation S-X.

84.   Please revise your interim financial statements, as necessary, to comply with
        comments below on your audited financial statements.

Notes to Interim Financial Statements

Note 2 – Public Offering and Private Placement, F-9

85.   Concurrent with your IPO, we note you sold 3 million warrants at $1 per warrant
        to your officers and directors. Tell us the amount of compensation cost
        recognized in conjunction with the sale of these warrants and provide us with
        your analysis supporting your fair value determination.

Aldabra 2 Audited Financial Statements

General

86.   Based on your disclosure on page 182, we note you did not pay compensation to
        your officers and directors. We also note that contributed capital related to
        services rendered is not recorded in your financial statements. Tell us how your
        accounting for services rendered by management is consistent with SAB Topic 5T
        or revise to record all expenses associated with services received from your
        management (e.g. contributed capital).

BPP Interim Financial Statements

Notes to Interim Financial Statements

Note 1 – Basis of Presentation, F-28

87.   We note on page 147 you disclose the net corporate expense allocation for the
        interim period and fiscal year ended December 31, 2006 was $0.7 million and
        $11.6 million, respectively. Please revise to disclose the facts that support such a
        dramatic decrease in allocated operating expenses between periods.

BPP Audited Financial Statements

Notes to Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-49

88.	We note Abitibi purchases all of the newsprint BPP produces at a price equal to the price Abitibi's mills receive from customers, less associated expenses and a sales and marketing discount. Please revise your accounting policy to disclosure how you considered EITF 01-09 in your accounting for the consideration given to Abitibi.

Note 5 – Assets Held for Sale, F-57

89.	We note in 2005 that BPP decided to divest their converting business in Vancouver, Washington; however as of June 30, 2007 the assets still have not been sold. Tell us how you continue to meet the criteria of paragraph 30 and 31 of SFAS 144 and revise to provide disclosures required by paragraph 47 of SFAS 144.

Note 16 – Segment Information, F-72

90.	Please revise to disclose the types of products and services from which revenues are generated by your "Corporate and Other" segment in accordance with paragraph 26 of SFAS 131.

Exchange Act Reports

91.	Please revise your other Exchange Act reports to comply with the comments above, as applicable.

Annexes, Exhibits and Schedules

92.	Please list all schedules or attachments to the acquisition agreement. Please file all material exhibits and schedules to annexes not already provided. We may have further comment.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within

Mr. Jason G. Weiss, Chief Executive Officer
Aldabra 2 Acquisition Corp.
November 27, 2007
P16

10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Jason G. Weiss, Chief Executive Officer
Aldabra 2 Acquisition Corp.
November 27, 2007
P17

       You may contact Bill Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim at (202) 551-3297 with any other questions.

       Sincerely,

       John Reynolds
       Assistant Director

cc: Philip R. Weingold, Esq.
       Fax (212) 715-8435